Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of Evergreen International Corp. (the “Company”) does not purport to be complete and is qualified in its entirety by reference to the Company’s certificate of incorporation, as amended from time to time, and the Company’s bylaws, as amended from time to time, each of which is incorporated by reference as an exhibit to this Quarterly Report on Form 10-Q of which this Exhibit is a part, and certain provisions of Delaware General Corporation Law.

Evergreen International Corp. had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended - the preferred stock and common stock.

I. DESCRIPTION OF OUR COMMON STOCK

We are authorized, subject to limitations prescribed by Delaware law, to issue up to 100,000,000 shares of common stock with a nominal par value of $0.001 per share.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Under our Certificate of Incorporation, as amended, and bylaws, stockholders do not have the right to cumulate votes for the election of directors.

Dividends

The holders of Common Stock are entitled to receive dividends or other distributions on an equal basis, as the board of directors may, from time to time, declare from of funds legally available.

Liquidation

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

II. DESCRIPTION OF OUR PREFERRED STOCK

We are authorized to issue up to 1,000,000 shares of preferred stock with a nominal par value of $0.001. Delaware law and our Certificate of Incorporation, as amended, allow our board of directors, without the necessity of obtaining stockholder approval, to establish and designate the name of each class or series of the shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, our Board of Directors, without shareholder approval, may issue preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-takeover Provisions

Some of the provisions of Delaware law, our Certificate of Incorporation, as amended, and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company or removing our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.  We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Our Certificate of Incorporation, as amended, or Bylaws provide that:

●	Board of Directors Vacancies. Our board of directors may fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

●	Director Removals. Our Bylaws provide that directors can only be removed by holders of at least a majority of the shares entitled to vote at an election of directors. This makes it more difficult to change the composition of the Board.

●	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation, as amended, and bylaws do not provide for cumulative voting.

●	Issuance of “Blank Check” Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of “blank check” preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise;

●	Bylaws Amendments Without Stockholder Approval. Our Bylaws provide that a majority of the authorized number of directors will generally have the power to adopt, amend or repeal our bylaws without stockholder approval;

●	Broad Indemnity. We are permitted to indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. This provision may make it more difficult to remove directors and officers and delay a change in control of our management.

Delaware Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits public companies from entering into a business combination (including a merger, sale of assets or transfer of stock) with an “interested stockholder” for a period of three years after the person becomes an interested stockholder, unless certain conditions apply. An “interested stockholder” is defined as a person or group of persons who beneficially acquire 15% or more of the outstanding voting stock of the corporation. Section 203 does not apply if the corporation’s board of directors preapproves the transaction by which a stockholder becomes an interested stockholder, or if the subsequent business combination with an interested stockholder is authorized at a stockholder meeting by two-thirds of the corporation’s outstanding voting stock (excluding the stock held by the interested stockholder). Further, a stockholder who acquires 85% or more of the voting stock of a corporation (excluding stock held by directors who are also officers and certain employee stock plans) in the first transaction in which it becomes an interested stockholder is not subject to the three-year waiting period for any subsequent business combination.

A Delaware corporation may amend its certificate of incorporation to “opt out” of Section 203’s anti-takeover protection. The amendment must be approved by the affirmative vote of a majority of the shares entitled to vote, in addition to any other vote required by law, and it must be effected before any stockholder becomes an interested stockholder. Subject to certain exceptions, such amendment will not take effect until twelve months after its adoption.

We expect to amend our Certificate of Incorporation to elect not to be governed by Section 203 of the DGCL to facilitate potential future business combinations regardless of whether such business combinations are with interested stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Action Stock Transfer.